Exhibit 99.77(q)(1)(e)(1)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

Voya INVESTMENTS, LLC

and

Voya INVESTMENT MANAGEMENT CO. LLC

Series	Annual Sub-Advisory Fee (as a percentage of average daily assets allocated to the Sub-Adviser)

Voya Large-Cap Growth Fund (formerly, Voya Growth Opportunities Fund)	0.3380% on first $500 million; 0.3040% on next $500 million; and 0.2930% on assets in excess of $1 billion

Voya Large Cap Value Fund	0.2925% on all assets

Voya MidCap Opportunities Fund	0.3375% on all assets

Voya SmallCap Opportunities Fund	0.4050% on the first $250 million; 0.3600% on the next $250 million; and 0.3375% on assets in excess of $500 million